SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

O2WIRELESS SOLUTIONS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

689803 10 4
(CUSIP Number)

Meir Dor	Copy To:
Chairman Baran Group Ltd. Baran House 8 Omarim St. Industrial Park Omer 84965, Israel Telephone: (972) 8-6200-200	Wayne M. Zell, Esq. Mintz Levin Cohn Ferris Glovsky and Popeo PC 12010 Sunset Hills Road Reston, Virginia 20190 Telephone: (703) 464-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

June 5, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 689803 10 4

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)	Baran Group Ltd. 00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Israel

NUMBER OF	7.	SOLE VOTING POWER	5,775,010 (1)
SHARES
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER	13,942,451 (2)
EACH
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER	5,559,610 (1)
WITH

	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,717,461(1)(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	53.88%(1)(2)(3)

14.	TYPE OF REPORTING PERSON	CO

     (1)  In the event the Warrant (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, Baran Group Ltd. (“Baran”), through its wholly-owned subsidiary Baran Acquisition Sub, Inc. (“Baran Acquisition”), will have sole voting power with respect to up to 5,559,610 shares of the common stock, par value $.0001 (“Common Stock”) of o2wireless Solutions, Inc. (“o2wireless”), which, based upon the 30,442,101 shares of o2wireless Common Stock outstanding as of September 3, 2002, currently equals 18.3% of the outstanding shares of o2wireless Common Stock. Prior to the exercise of the Warrant, Baran is not entitled to any rights as a shareholder of o2wireless as to the shares of o2wireless Common Stock covered by the Warrant. The Warrant may only be exercised in the event that the Merger Agreement is terminated due to o2wireless’ acceptance of an acquisition proposal that is more favorable to o2wireless than the proposed Merger. Baran expressly disclaims beneficial ownership of any of the shares of o2wireless Common Stock which are purchasable by Baran upon exercise of the Warrant until such time as Baran purchases any such shares of o2wireless Common Stock upon any such exercise.

     (2)  13,942,451 shares of o2wireless Common Stock are subject to an Irrevocable Proxy entered into by certain shareholders of o2wireless appointing the Chairman of the Board and the President of Baran as attorneys and proxies to vote all of the shareholders’ shares of o2wireless Common Stock in connection with issues concerning the Merger (discussed in Item 6 below). The 13,942,451 shares are comprised of 13,348,353 issued and outstanding shares of o2wireless Common Stock and 594,098 shares issuable upon the exercise of options to purchase shares of o2wireless Common Stock. Baran expressly disclaims beneficial ownership of any of the shares of o2wireless Common Stock covered by the Irrevocable Proxy. Based on the 30,442,101 shares of o2wireless Common Stock outstanding as of September 3, 2002, the 594,098 shares issuable upon the exercise of options subject to the Irrevocable Proxy, the 5,559,610 shares subject to the Warrant (discussed in Items 3 and 4 below), and the 215,400 shares purchased by Baran in open market transactions (discussed in Item 5 below), the number of shares of o2wireless Common Stock indicated represents approximately 53.88% of o2wireless Common Stock.

     (3)  The percentage is based on the 30,442,101 shares of o2wireless Common Stock outstanding as of September 3, 2002, the 594,098 shares issuable upon the exercise of options subject to the Irrevocable Proxy and the 5,559,610 shares subject to the Warrant (discussed in Items 3 and 4 below).

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.0001 per share (“Common Stock”), of o2wireless Solutions, Inc., a Georgia corporation (“o2wireless”). o2wireless’ principal executive offices are located at 2355 Industrial Park Boulevard, Cumming, Georgia 30441.

ITEM 2. IDENTITY AND BACKGROUND

     (a)       Name of Person Filing:

     Baran Group Ltd. (“Baran”)

     (b)       Address of Principal Business Office:

     Baran House, 8 Omarim St. Industrial Park, Omer 84965, Israel

     (c)       Principal Business:

     Baran is a global engineering and contracting firm and is a market leader among Israeli companies that provide engineering services. Its core business is providing engineering, construction, project management and consulting services to the telecommunications industry and various other industry sectors. Incorporated in Israel in 1990, to date Baran has more than 30 subsidiaries and related companies operating in Israel, Europe, the United States and the Far East. Ordinary shares of Baran are traded on the Tel Aviv Stock Exchange under the ticker symbol BRAN.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Baran are set forth in Annex A hereto and are incorporated herein by reference.

     (d)       Criminal Proceedings:

     During the last five years, neither Baran nor any executive officer or director of Baran has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)       Civil Proceedings:

     During the last five years, neither Baran nor any executive officer or director of Baran has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)       Place of Organization:

     Israel

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Warrant Agreement (the “Warrant Agreement”), between Baran Acquisition and o2wireless described below in Item 4, o2wireless granted to Baran Acquisition a warrant (the “Warrant”) to purchase up to 5,559,610 shares of o2wireless Common Stock at a price of $0.45 per share, which is exercisable only in the event that the Merger Agreement is terminated due to o2wireless’ acceptance of an acquisition proposal that is more favorable to o2wireless than the proposed Merger. The exercise of the Warrant to purchase the full number of shares of o2wireless Common Stock covered by the Warrant would require aggregate funds of $2,501,824.50. If Baran were to purchase o2wireless Common Stock pursuant to the Warrant Agreement, Baran currently anticipates that such funds would be provided from Baran’s working capital.

ITEM 4. PURPOSE OF THE TRANSACTION

     On June 5, 2002, Baran, Baran Acquisition and o2wireless entered into an Agreement and Plan of Merger, as amended on August 28, 2002 and September 17, 2002 (the “Merger Agreement”). The Merger Agreement provides for o2wireless to be merged with and into Baran Acquisition in accordance with the Georgia Business Corporation Code and the Merger Agreement (the “Merger”). The Merger is subject to receipt of regulatory approvals, the approval of o2wireless’ shareholders and other closing conditions. As a result of the Merger, each outstanding share of o2wireless Common Stock will be converted into the right to receive 0.014919 ordinary shares of Baran. Consummation of the Merger will result in the termination of registration of the o2wireless Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

     The Merger Agreement, as amended, is attached hereto as Exhibits 99.1, 99.2 and 99.3 and is incorporated herein by reference.

     As a condition and inducement to Baran’s entering into the Merger Agreement, o2wireless entered into the Warrant Agreement with Baran Acquisition. Pursuant to the Warrant Agreement, o2wireless has granted to Baran Acquisition a Warrant to purchase up to 5,559,610 shares (the “Warrant Shares”) of o2wireless Common Stock at a price of $0.45 per share, which is exercisable only in the event that the Merger Agreement is terminated due to o2wireless’ acceptance of an acquisition proposal that is more favorable to o2wireless than the proposed Merger.

     Under the circumstances set forth in the Warrant Agreement, Baran Acquisition, as grantee of the Warrant, may surrender the Warrant to o2wireless in exchange for o2wireless Common Stock. The Warrant Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

     From time to time prior to the consummation of the Merger, Baran or its executive officers and directors may purchase shares of o2wireless Common Stock in the open market or in privately negotiated transactions, as market conditions warrant.

     Except as set forth in this Item 4, Baran has no plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

     The preceding summary of certain provisions of the Merger Agreement and the Warrant Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) Pursuant to the Warrant Agreement, Baran, through its wholly-owned subsidiary, Baran Acquisition, has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 5,559,610 shares of o2wireless Common Stock, which represent beneficial ownership of approximately 18.3% of the shares of o2wireless Common Stock currently outstanding. If Baran were to acquire such shares, it would have sole voting and investment power with respect thereto. Because of the limited circumstances in which the Warrant granted under the Warrant Agreement is exercisable, Baran disclaims beneficial ownership of the shares of o2wireless Common Stock that are subject to the Warrant Agreement.

     As a result of the Irrevocable Proxy (discussed in Item 6 below), Baran may be deemed to own 13,348,353 shares of o2wireless Common Stock and options to purchase 594,098 shares of o2wireless Common Stock. Such o2wireless Common Stock, together with the shares underlying the Warrant, and the 215,400 shares of o2wireless Common Stock purchased by Baran in open market transactions, constitutes approximately 53.88% of o2wireless Common Stock, assuming the exercise of options to purchase 594,098 shares of o2wireless Common Stock subject to the Irrevocable Proxy and the 5,559,610 shares subject to the Warrant. Baran may be deemed to have shared power to vote the shares that are subject to the Irrevocable Proxy. However, Baran (i) is not entitled to any rights as a shareholder of o2wireless as to the shares that are subject to the Irrevocable Proxy and (ii) disclaims any beneficial ownership of the shares of o2wireless Common Stock which are covered by the Irrevocable Proxy.

     To the best knowledge of Baran, no executive officer or director of Baran beneficially owns any shares of o2wireless Common Stock.

     (c)       On September 27, 2002, a wholly-owned subsidiary of Baran purchased 25,000 shares of o2wireless Common Stock in an open market transaction at a price of $0.045 per share. On October 2, 2002, the same wholly-owned subsidiary of Baran purchased 190,400 shares of o2wireless Common Stock in an open market transaction at a price of $0.05 per share. Except as described above, there have been no transactions in o2wireless Common Stock by Baran, or, to the best knowledge of Baran, by any of Baran’s executive officers or directors during the past 60 days.

     (d)       Not applicable.

     (e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Irrevocable Proxy

     On June 5, 2002, in connection with the execution of the Merger Agreement, Baran entered into an irrevocable proxy (“Irrevocable Proxy”) with certain stockholders and option holders of o2wireless. Each of these shareholders and/or option holders has agreed to vote all shares of o2wireless Common Stock beneficially owned or controlled by such shareholder and/or option holder in favor of the Merger. In the Irrevocable Proxy, each shareholder and/or option holder also agreed to vote against any action or agreement that would (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of o2wireless under the Merger Agreement or (ii) impede, interfere with, delay, postpone or attempt to discourage the Merger. The Irrevocable Proxy terminates upon the termination of the Merger Agreement, as more fully described in the Irrevocable Proxy. As of September 3, 2002, the shareholders and/or option holders of o2wireless that have entered into the Irrevocable Proxy owned 13,348,353 shares of o2wireless Common Stock and options to purchase 594,098 shares of o2wireless Common Stock (representing approximately 44.9% of the o2wireless Common Stock, assuming the exercise of options to purchase 594,098 shares of o2wireless Common Stock subject to the Irrevocable Proxy.

Loan Agreement

     On June 5, 2002, Baran Acquisition entered into a working capital loan agreement with o2wireless. In the loan agreement, Baran Acquisition agreed to provide working capital advances to o2wireless, subject to conditions and covenants imposed on o2wireless, and provided that the representations and warranties of o2wireless given in the loan agreement remain true and correct on the date of each advance to o2wireless by Baran Acquisition.

     Baran Acquisition extended the first advance on June 6, 2002, immediately following the execution of the loan agreement and the merger agreement, in the amount of $5,000,000, which was evidenced by a working capital note. In addition, and provided that no event of default has occurred, Baran Acquisition has agreed to advance to o2wireless the following:

     •     no later than the date o2wireless files its Form 10-Q for the quarter ended June 30, 2002 or August 15, 2002, the lesser of (x) $3,000,000 or (y) the amount of o2wireless’ loss (as defined below) for the quarter ended June 30, 2002; and

     •     if the loan agreement is in effect as of the later of the date o2wireless files its Form 10-Q for the quarter ended September 30, 2002 or November 15, 2002, at Baran Acquisition’s discretion, an amount equal to o2wireless’ loss for the quarter ended September 30, 2002.

     “Loss” is defined in the loan agreement as o2wireless’ consolidated earnings before interest, taxes, depreciation, amortization, non-cash restructuring expenses and any accrued and unpaid management fees due to Baran Acquisition.

     All advances bear interest at the rate of two percent (2%) in excess of the prime rate of interest as announced by Citibank, N.A. from time to time.

     Some of o2wireless’ subsidiaries have jointly and severally guaranteed to Baran Acquisition the prompt payment in full when due of all working capital advances. As security for the repayment of all working capital advances and the performance of all other obligations of o2wireless and its subsidiaries under the agreement, o2wireless and each subsidiary has pledged and assigned to Baran Acquisition and has given Baran Acquisition a continuing security interest in all of o2wireless’ and its subsidiaries’ inventory, accounts, equipment, investment property and proceeds of those items. o2wireless has also pledged to Baran Acquisition all of its capital stock in its subsidiaries.

     Baran Acquisition’s rights and remedies under the loan agreement are subordinate in right of payment to the rights of Wachovia Bank, N.A. under an amended and restated credit agreement between Wachovia Bank and o2wireless and its subsidiaries, dated September 29, 2000.

     In August 2002, as a result of a higher than anticipated operating loss at o2wireless for the quarter ended June 30, 2002, Baran and o2wireless agreed to reduce the exchange ratio in the Merger Agreement, and Baran decided to delay funding of further advances of working capital by Baran Acquisition to o2wireless under the loan agreement. In addition, Wachovia Bank agreed to waive the default by o2wireless at June 30, 2002 in exchange for a principal reduction payment of $1,000,000 and o2wireless’ agreement not to make any payments to Baran without the consent of the bank.

Management Consulting Agreement

     On June 5, 2002, Baran and o2wireless entered into an agreement under which Baran has begun providing financial and management consulting services to o2wireless, on business and financial matters including corporate strategy, budgeting of future corporate investments, acquisition and divestiture decisions, operational matters and debt and equity financing. In consideration for the services rendered by Baran under the agreement, o2wireless will pay Baran a retainer of $400,000, and commencing in July 2002 and continuing each month thereafter that the agreement is in effect, an amount equal to 6% of o2wireless’ consolidated monthly revenues. While the agreement is in effect, o2wireless will only be required to pay $40,000 of the monthly fees, with any remaining fees to be paid when the consulting agreement terminates, or on the date on which o2wireless’ and its subsidiaries’ obligations to Wachovia Bank, under its credit agreement with Wachovia Bank, are paid in full.

     The preceding summaries of the Irrevocable Proxy, the Loan Agreement and the Management Consulting Agreement are qualified in their entirety by reference to the full text of such documents, forms of which are attached hereto as Exhibits 99.5, 99.6 and 99.7, respectively, and are incorporated herein by reference.

     Except as set forth in Items 3, 4, 5 and 6, neither Baran nor, to the best knowledge of Baran, any of its directors or executive officers has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of o2wireless.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

99.1	Agreement and Plan of Merger, dated as of June 5, 2002, by and among Baran, Baran Acquisition and o2wireless (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by o2wireless on June 12, 2002 [File No. 000-31295] and incorporated herein by reference).

99.2	Amendment to Agreement and Plan of Merger, dated as of August 28, 2002, by and among Baran, Baran Acquisition and o2wireless (filed as Exhibit 2.1.1 to the Current Report on Form 8-K filed by o2wireless on September 10, 2002 [File No. 000-31295] and incorporated herein by reference).

99.3	Amendment to Agreement and Plan of Merger, dated as of September 17, 2002, by and among Baran, Baran Acquisition and o2wireless (filed as Exhibit 2.1.2 to the Current Report on Form 8-K filed by o2wireless on September 17, 2002 [File No. 000-31295] and incorporated herein by reference).

99.4	Warrant Agreement by and between Baran Acquisition and o2wireless.

99.5	Form of Irrevocable Proxy Agreement by and between Baran and certain shareholders of o2wireless.

99.6	Working Capital Loan Agreement, dated as of June 5, 2002, by and among Baran Acquisition, o2wireless, and certain subsidiaries of o2wireless (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by o2wireless on June 12, 2002 [File No. 000-31295] and incorporated herein by reference).

99.7	Management Consulting Agreement, dated as of June 5, 2002, by and among Baran, Baran Acquisition, and o2wireless (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by o2wireless on June 12, 2002 [File No. 000-31295] and incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARAN GROUP LTD.

By: /s/ Aviel Raviv

Dated: October 7, 2002	Name: Aviel Raviv Title: Co-Managing Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF BARAN

     The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Baran are set forth below. Unless otherwise indicated, each person’s business address is the same as that of Baran. Each such director and executive officer is a citizen of Israel.

Name	Age	Principal Position

Meir Dor	55	Chairman of the Board of Directors

Yom Tov Samia	48	Co-Managing Director and Director

Menachem Gal	54	Co-Managing Director, Head of Business Development and Director

Aviel Raviv	57	Co-Managing Director, Head of Baran’s Foreign Operations and Director

Israel Gotman	55	Director

Jonathan Inbar	60	Director

Isaac Friedman	52	Director, Vice President of Construction

Israel Scop	52	Director

Shuki Shor	55	Director

Shlomo Sharf	53	Director

Liora Ofer	49	Director

Arieh Shaked	53	Outside Director

Tami Gotlieb	45	Outside Director

Sasson Shilo	47	Vice President, Chief Financial Officer and Secretary

     The business experience, principal occupation and employment, as well as the periods of service, of each of the board members and key personnel of Baran are set forth below:

Meir Dor has served as a director of Baran since 1991 and has served as the chairman of the board of directors of Baran since 1992. Mr. Dor is also a director of the following Baran subsidiaries: Baran Advanced Technologies (1986) Ltd., Technical Products Management and Marketing Ltd., Baran Raviv Telecom Ltd., H.A.J.I Ltd., TPS Teleparking Systems Ltd., A.R. – A.D.Y.R. Constructions Ltd., Meissner-Baran Ltd., Industrial Centers E.O.D. Ltd., A.L.D. Advanced Logistics Development Ltd., Tefen Industrial Engineering Management and Systems Analysis Ltd. and Baran Acquisition Sub, Inc. Mr. Dor received his BSC in Management and Industrial Engineering from the University of Tel-Aviv, Israel in 1978.

Yom Tov Samia has served as a director of Baran since 2001. Until 2001 Mr. Samia has served in senior positions in the Israeli army, such as the Chief Officer of the Southern Command. Since 2001, Mr. Samia has served as the co-managing director of Baran, head of operations of various divisions in Baran, and director of the following subsidiaries of Baran: Baran Project Construction Ltd., Baran Inbar Projects (1987) Ltd., Baran Advanced Technologies (1986) Ltd., Baran Technical Products Management and Marketing Ltd., Baran Industries (91) Ltd., Baran Energies International Ltd., Baran Raviv Telecom Ltd., Baran Infrastructure and Construction Ltd., Notev - Management and Operations Ltd., H.A.J.I. Ltd., Baran Engineering and Projects (1983) Ltd., Meissner-Baran Ltd., Industrial Centers E.O.D. Ltd., LEAD Control Ltd. and Green Anchors Ltd. Mr. Samia also serves as the Chairman of the Council for Regulating of Sports Betting. Mr. Samia holds a B.A. in General Studies from the University of Tel Aviv, Israel, (1988) and an M.A. in Political Science from the University of Haifa, Israel (1992).

Menachem Gal has served as a director of Baran since 1991, and has served as co-managing director and head of business development of Baran since the second half of 2001. Mr. Gal also serves as a director of the following Baran subsidiaries: Baran Inbar Projects (1987) Ltd., Baran Advanced Technologies (1986) Ltd., Baran Technical Products Management and Marketing Ltd., Baran Energies International Ltd., Baran Raviv Telecom Ltd., Notev -

Management & Operation Ltd., Enco Systems Projects (1997) Ltd., A. Etzion Consultants & Engineers Ltd., H.A.J.I. Ltd., Baran Engineering and Projects (1983) Ltd. and Nes-Pan Ltd.

Aviel Raviv has served as a director of Baran since 1997, and has served as co-managing director since 1994. Mr. Raviv served as co-managing director of Baran Raviv Startup and Entrepreneur Ltd. until 1997. Until 1999, Mr. Raviv served as head of Baran’s telecommunications division. Mr. Raviv serves as a director of the following Baran subsidiaries: Baran Project Construction Ltd., Baran Raviv Telecom Ltd., Enco Systems Projects (1997) Ltd., Baran Engineering and Projects (1983) Ltd. and Baran Acquisition Sub, Inc. Mr. Raviv received his B.Sc. in Mechanical Engineering from Technion, Israel Institute of Technology in 1970 and an M.Sc. in Mechanical Engineering (Turbomechanics) from Union College, Schenectady, New York, in 1974.

Israel Gotman has served as a director of Baran since 1991. Between the years 1990 and 2001 Mr. Gotman served as chief executive officer of several of Baran’s subsidiaries. Mr. Gotman currently serves as a director of Baran Industries (91) Ltd. Mr. Gotman holds a B.Sc. in Mechanical Engineering from the Faculty of Mechanical Engineering, Moscow (1972).

Jonathan Inbar has served as a director of Baran since 1991. Between the years 1995 and 2000 Mr. Inbar served as co-managing director of Baran and was responsible for engineering outside Israel. Mr. Inbar received his BSC in Chemical Engineering from the Technion, Institute of Technology, Haifa, Israel in 1967, his M.Sc. in Chemical Engineering from the Technion, Institute of Technology, Haifa, Israel in 1971, and his M.Sc. in Industrial Management from Technion, Institute of Technology, Haifa, Israel in 1985.

Isaac Friedman has served as a director of Baran since 1991, and currently is the head of the construction division of Baran. Between the years 1990 and 1999, Mr. Friedman served as vice president of Baran Project Construction Ltd., where he currently serves as chief executive officer. Mr. Friedman serves as a director in the following Baran subsidiaries: Baran Project Construction Ltd. and Baran Infrastructure & Construction Ltd. Mr. Friedman graduated as a Practical Construction Engineer from the Technical College of Negev, Beer-Sheva, Israel in 1975, and received his B.Sc. in Business Management from Champlain College, Illinois, in 2000.

Israel Scop has served as a director of Baran since 1991. Until 1998 Mr. Scop served as vice president in Baran-Project Construction Ltd. Between 1998 and 2000, Mr. Scop acted as chief engineer of Baran’s engineering companies. As of 2000, he is responsible for community relations and special engineering projects for Baran. Mr. Scop holds a B.Sc. in Mechanical Engineering from the Technion, Institute of Technology, Haifa, Israel (1972).

Shuki Shor has served as a director of Baran since 2001. For the past five years, Mr. Shor has served as vice president, Electra (Israel) Ltd., and he also serves as a director in a number of other Israeli companies: A. Hertz Cooling and Air-conditioning Ltd., Electra Financing and Investments Ltd., Electra Real Estate Ltd., G.S.K.O. Marketing Company Ltd., Tal Elevators (Tel Aviv) Ltd., and Kedar Air-conditioning Systems (1989) Ltd. Mr. Shor holds a BA in Mechanical Engineering from the Ben Gurion University, Beer-Sheva, Israel (1972).

Shlomo Sharf has served as a director of Baran since 1998. In the past five years he has served as chief executive officer and director in Electra (Israel) Ltd. and held various senior positions and directorships in several Israeli companies, including the position of director in Shekem Ltd., Elko Industries Ltd., Milgam Ltd. and Mendelson Ltd. Mr. Sharf holds a BA in Mechanical Engineering from the Ben Gurion University, Beer-Sheva, Israel (1974).

Liora Ofer has served as a director of Baran since 1999. During the past five years Ms. Ofer has served in different roles in the Ofer Brothers group of companies, including Israel Chemicals Ltd. and its subsidiaries, and has served as the managing director of Almog Eilat Shore Ltd. Ms. Ofer also serves as a director of a number of Israeli companies: United Mizrahi Bank Ltd., Ofer Development and Investments Ltd., Malisron Ltd., Almog Eilat Shore Ltd., Neot Almog Shore (1990) Ltd., Almog Hotel Management Ltd., Almog Shore Haifa (1996) Ltd., Neve Almog Shore Ltd., Laguna Hotel Ltd., Oro Investments Ltd., Oro Foreign Investments (1999) Ltd., Halidor Entrepreneurs Ltd., and Offer Brothers Assets (1957) Ltd.

Arieh Shaked has served as an outside director of Baran since 2000. During the past five years Mr. Shaked has served as chairman of the board of directors of a number of Israeli companies: Enosh Security and Maintenance Ltd., Enosh Building Maintenance Ltd., Enosh Human Resources Services and Security Eilat Ltd. Mr. Shaked is a

also a director of Arami Shaked 2000 Ltd. and Nehushtan Investments Ltd. Mr. Shaked holds a BA in Political Sciences, Business Management from Bar-Ilan University, Tel-Aviv, Israel (1982) and an MA in Social Sciences and Mathematics from the University of Haifa, Israel (1989).

Tami Gotlieb joined Baran as an outside director on July 4, 2002. Between 1997 and 2001, Ms. Gotlieb served as co-managing director and director of Investec General — Management and Underwriting Ltd. Since 2001, Ms. Gotlieb has acted as an independent consultant. Ms. Gotlieb currently serves as a director in a number of Israeli companies: Sahar Development and Investments Ltd., Ishpro Israeli Company for the Security of Buildings Ltd., Emilia Cracking (M.O.F.) Ltd., RoboGroup Ltd., The Provident Funds of Mercantile Discount Bank Ltd., T.R.A. Tel Aviv Radio Ltd., “Dan” Transportation Company Ltd., Incredimail Ltd., and Credit Information Association (CIA) Ltd. Ms. Gotlieb holds a BA in International Relations from The Hebrew University, Jerusalem, Israel (1978) and an MA in Economics from Indiana University, Bloomington, Indiana, USA (1980).

Sasson Shilo joined Baran in 1992 and serves as Baran’s vice president of finance and as secretary of Baran. Mr. Shilo serves as a director in the following Baran subsidiaries: Baran Technical Products Management and Marketing Ltd., Baran — Industries (1991) Ltd., Enco Systems Projects (1997) Ltd., A. Etzion Consultants & Engineers Ltd. and Industrial Centers E.O.D. Ltd. Mr. Shilo holds a BA in Economics from the Ben Gurion University, Beer-Sheva, Israel from 1984 and an MBA in Business Management from the Ben Gurion University, Beer-Sheva, Israel (1989)